Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
February 3, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Steadfast Income REIT, Inc. Amendment No. 3 to the Registration Statement on Form S-11 File No. 333-160748
Dear Ms. Garnett:
     This letter sets forth the responses of our client, Steadfast Income REIT, Inc. (f/k/a Steadfast Secure Income REIT, Inc.) (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in the Staff’s letter, dated January 4, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.
Distributions, page 11
1.	Comment: We have considered your response to comment 5 in our letter dated November 16, 2009. Based on the disclosure on page 13 of your document, it appears that your advisor has committed to extend funds to the company in order to ensure a 7% cumulative non-compounded annual return to stockholders’ invested capital. We remain unclear how this does not represent a guarantee to stockholders by the advisor.

Response: The advisory agreement by and among the Issuer, its advisor (the “Advisor”) and the operating partnership (the “Advisory Agreement”) has been amended to revise

Ms. Karen Garnett
February 3, 2010

Section 24 of the Advisory Agreement to remove the requirement that the Advisor advance funds to support distributions. As described in greater detail below, the Advisory Agreement has been further amended to provide that the fees owed by the Issuer under the Advisory Agreement will be deferred unless certain financial conditions are met. The Issuer respectfully submits that the terms of the Advisory Agreement, as amended, no longer provide for a financial guarantee to stockholders.

The amendment to the Advisory Agreement provides that under certain circumstances all fees due to the Advisor pursuant to the Advisory Agreement may be deferred during the period beginning from the effective date of the Advisory Agreement and ending on a date that the Issuer is no longer engaged in a public offering of securities (the “Deferral Period”). Pursuant to the amendment, if, during any calendar quarter during the Deferral Period, the distributions paid to stockholders exceed the Issuer’s adjusted funds from operations (as described in the prospectus), the fees the Issuer is obligated to pay the Advisor will be deferred in an amount equal to the amount by which the distributions paid for such quarter exceed the Issuer’s adjusted funds from operations for such quarter, up to an amount equal to a 7.0% cumulative non-compounded annual return on stockholders’ invested capital, prorated for such quarter. The Issuer is only obligated to pay the Advisor the deferred fees if and to the extent that the Issuer’s cumulative adjusted funds from operations for the period from the commencement of the offering through the date of such payment exceed the lesser of (1) the cumulative amount of any distributions paid to the stockholders as of the date of such payment or (2) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on stockholders’ invested capital for the period from the commencement of the offering through the date of such payment. The Issuer’s obligation to pay the deferred fess will survive the termination of the Advisory Agreement and will continue to be subject to the repayment conditions above. The Issuer will not pay interest on the deferred fees if and when such deferred fees are paid to the Advisor. The amount of fees that may be deferred as described above is limited to an aggregate amount of $5 million.

The Issuer’s accounting treatment for the deferred fees will be to accrue the probable and estimable amount of fees that will be paid to the Advisor in accordance with Financial Accounting Standards Board Accounting Standards Codification topic 450, Contingencies. Fees that have been accrued will remain accrued until the fees are either paid or it becomes remote that the fees will be paid to the Advisor. It is anticipated that after the Issuer has been in operations for two years all fees that were previously deferred will be paid to the Advisor. Accordingly, it is expected that the Issuer will accrue all deferred fees during the Deferral Period.

Amendment No. 1 to the Advisory Agreement is filed as Exhibit 10.3 to Amendment No. 3. The Issuer has also revised the disclosure at pages 10-11, 16-17, 20, 102-103, 114 and F-14 of Amendment No. 3 to reflect the above changes. The Issuer has also added additional disclosure regarding the accounting treatment of the deferred fees at page 103 of Amendment No. 3.

Ms. Karen Garnett
February 3, 2010

Risk Factors, page 17
Risks Related To Conflicts of Interest, page 27
“The time and resources that our sponsor and its affiliates devote to us may be diverted, and we may face. . . ,“ Page 28
2.	Comment: We note your response to comment 9 in our letter dated November 16, 2009. Please expand this risk factor to discuss the other factors that may divert your officers and directors’ time, such as the general economic and market conditions affecting you, the amount of proceeds raised in this offering, and your ability to locate and acquire investments that meet your investment objectives.

Response: The Issuer has revised the risk factor at page 26 of Amendment No. 3 to discuss other factors that may divert the time of the Issuer’s officers and directors away from the Issuer.
Part II— Information Not Required In Prospectus, page II-1
Signatures
3.	Comment: Please include the signature of your principal accounting officer or controller. Refer to Instruction I to Signatures in Form S-Il for guidance.

Response: The issuer has revised the signature page of Amendment No. 3 to include the signature of the new principal accounting officer, George P. Doyle.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures
cc:  Mr. Gustav F. Bahn